                                                                       EXHIBIT 5

                               EXCHANGE AGREEMENT

         This Exchange Agreement (this "Agreement") is made and entered into as of September 30, 2002, between BCO Holding Company, a Delaware corporation ("Holding"), and Jean-Pierre Ergas (the "Stockholder").

         WHEREAS, concurrently with the execution and delivery of this Agreement, BWAY Corporation, a Delaware corporation (the "Company"), Holding and BCO Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Holding ("Acquisition Sub"), are entering into a Merger Agreement, of even date herewith (the "Merger Agreement"), which provides, among other things, for the merger of Acquisition Sub with and into the Company, with the Company continuing as the surviving corporation (the "Merger");

         WHEREAS, as of the date hereof, the Stockholder is the owner of options (the "Options") to acquire 476,700 shares of common stock, par value $0.01 per share, of the Company (the "Company Common Stock"); and

         WHEREAS, subject to the terms and conditions set forth herein, immediately prior to the Effective Time, the Stockholder desires to have the Options identified in Schedule A (the "Exchange Options") cancelled in exchange (the "Option Exchange") for substitute options (each, a "New Option") to acquire shares of common stock, par value $0.01 per share, of Holding (the "Holding Common Stock").

         Capitalized terms used herein and not otherwise defined shall have the respective meanings attributed to them in the Merger Agreement.

         NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties contained herein, Holding and the Stockholder hereby agree as follows:

         1. Option Exchange. Stockholder agrees that each Exchange Option held by the Stockholder shall be cancelled and, in exchange therefor, converted into New Options to purchase 728,610 shares of Holding Common Stock with exercise prices as set forth on Schedule A. Holding shall, at the Effective Time, assume the Company's Fourth Amended and Restated 1995 Long-Term Incentive Plan (after such assumption, the "Holding 1995 Long-Term Incentive Plan") and each New Option shall be subject to the same terms and conditions as in effect immediately before the Option Exchange, it being understood and agreed that all New Options shall be fully vested as of the Closing under the Merger Agreement. Holding and Stockholder agree to take all corporate and other action as shall be necessary to effectuate the foregoing.

         2. Closing. The closing of the transactions contemplated by this Agreement shall take place at the offices of Debevoise & Plimpton, 919 Third Avenue, New York, New York 10022, immediately prior to the Closing under the Merger Agreement.

         3. Covenants. Attached hereto as Schedule B are the terms of the Stockholders Agreement and the Registration Rights Agreement to be entered into among Holding, Kelso Investment Associates VI, L.P., KEP VI, LLC and the parties to the Exchange Agreements immediately prior to the closing of the Merger. The parties hereto agree to negotiate in good faith definitive forms of such agreements as promptly as practicable after the date hereof. Attached hereto as Schedule C are the terms of the Option Plan and a form of Option Agreement to be adopted by Holding in the case of the Option Plan and to be entered into by Holding and each of the managers identified on Schedule C, in each case, immediately prior to the closing of the Merger. Holding and each such manager agree to negotiate in good faith definitive forms of such Option Plan and Option Agreement as promptly as practicable after the date hereof.

         4. Representations and Warranties of the Stockholder. The Stockholder represents and warrants as follows:

            (a) Binding Agreement. The Stockholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Stockholder has duly and validly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

            (b) Ownership of Options. The Stockholder is owner of the number of Exchange Options set forth in the recitals hereto, free and clear of any security interests, liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Exchange Options), except as may exist by reason of this Agreement, the Voting Agreement between the Stockholder and Holding or pursuant to applicable law, or pursuant to the restrictions on transferability and on exercise provided for in the Company's 1995 Long-Term Incentive Plan and any related option agreement. Except as provided for in this Agreement, the Voting Agreement between the Stockholder and Holding, the Merger Agreement and the other agreements contemplated hereby and thereby, there are no outstanding options or other rights to acquire from the Stockholder, or obligations of the Stockholder to sell or to dispose of, any Exchange Options.

            (c) No Agreements. Except for this Agreement, the Voting Agreement, the Stockholders Agreement and the Registration Rights Agreement referred to above and any other agreements contemplated hereby and thereby, the Stockholder has not entered into or agreed to be bound by any other arrangements or agreements of any kind with any other party with respect to the Options, including, but not limited to, arrangements or agreements with respect to the acquisition or disposition thereof or any interest therein or the voting of any such shares.

            (d) No Conflict. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor the performance of the Stockholder's obligations hereunder will (a) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, agreement, instrument, commitment, arrangement or understanding to which the Stockholder is a party, or result in the creation of a security interest, lien, charge, encumbrance, equity or claim with respect to the Stockholder's Exchange Options, or (b) require any material consent, authorization or approval of any person, entity or government entity, or (c) violate or conflict with any writ, injunction or decree applicable to the Stockholder or the Stockholder's Exchange Options, or New Options to be received by Stockholder.

            (e) Securities Laws Matters. The Stockholder acknowledges receipt of advice from Holding that (i) the New Options and any shares of Holding Common Stock acquired in exercise of the New Options ("Exercise Shares") have not been registered under the Securities Act of 1933 (the "Act") or qualified under any state securities or "blue sky" or non U.S. securities laws, (ii) it is not anticipated that there will be any public market for any Exercise Shares, (iii) any Exercise Shares must be held indefinitely and the Stockholder must continue to bear the economic risk of the investment in the shares of Holding Common Stock unless such shares of Holding Common Stock are subsequently registered under the Act and such state or non U.S. securities laws or an exemption from such registration is available, (iv) Rule 144 promulgated under the Act ("Rule 144") is not presently available with respect to sales of any Exercise Shares and Holding has made no covenant to make Rule 144 available and Rule 144 is not anticipated to be available in the foreseeable future, (v) when and if any Exercise Shares may be disposed of without registration in reliance upon Rule 144, such disposition can be made only in limited amounts and in accordance with the terms and conditions of such Rule, (vi) if the exemption afforded by Rule 144 is not available, public sale of the shares of any Exercise Shares without registration will require the availability of an exemption under the Act, (vii) restrictive legends in the form set forth in the Stockholders Agreement shall be placed on the certificate representing the shares of any Exercise Shares and (viii) a notation shall be made in the appropriate records of the Holding indicating that the shares of any Exercise Shares are subject to restrictions on transfer and, if Holding should in the future engage the services of a stock transfer agent, appropriate stop-transfer instructions will be issued to such transfer agent with respect to any Exercise Shares.

            (f) Accredited Investor. The Stockholder is an "accredited investor" as such term is defined in Rule 501(a) promulgated under the Securities Act.

            (g) Stockholder's Experience. (A) The Stockholder's financial situation is such that the Stockholder can afford to bear the economic risk of holding the Exercise Shares for an indefinite period of time,
         (B) the Stockholder can afford to suffer complete loss of his investment in the New Options and any Exercise Shares and (C) the Stockholder's knowledge and experience in financial and business matters are such that the Stockholder is capable of evaluating the merits and risks of the Stockholder's investment in the New Options and any Exercise Shares.

            (h) Access to Information. The Stockholder represents and warrants that the Stockholder has been granted the opportunity to ask questions of, and receive answers from, representatives of Holding concerning the terms and conditions of the Option Exchange and to obtain any additional information that the Stockholder deems necessary to verify the accuracy of the information so provided.

            (i) Investment Intent. The Stockholder is acquiring the New Options, and such Stockholder will acquire any Exercise Shares solely for the Stockholder's own account for investment and not with a view to or for sale in connection with any distribution thereof. The Stockholder agrees that the Stockholder will not, directly or indirectly, offer, transfer, sell, pledge, hypothecate or otherwise dispose of any of the New Options or any Exercise Shares (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of any shares of Holding Common Stock), except in compliance with (i) the Securities Act and the rules and regulations of the Securities and Exchange Commission thereunder, (ii) applicable state and non-U.S. securities or "blue sky" laws and (iii) the provisions of this Agreement and the Stockholders Agreement.

         5. Representations and Warranties of Holding. Holding represents and warrants as follows:

            (a) Corporate Form. Holding is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has (and, immediately following the Effective Time, will have) all requisite corporate power and authority to own or lease and operate its properties and to carry on its business as now conducted.

            (b) Corporate Authority, etc. Holding has (and, immediately prior to the Effective Time, will have) all requisite corporate power and authority to enter into this Agreement and to perform all of its obligations hereunder and to carry out the transactions contemplated hereby and Holding has (and, immediately prior to the Effective Time, will have) all requisite corporate power and authority to issue the New Options. The Exercise Shares, when issued, delivered and paid for in accordance with the terms hereof, will be duly and validly issued, fully paid and nonassessable.

            (c) Actions Authorized. Holding has taken all corporate actions necessary to authorize it to enter into this Agreement and, prior to the Effective Time, will have taken all corporate actions necessary to authorize it to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Holding and, assuming due authorization, execution and delivery of this Agreement by the Stockholder constitutes a legal, valid and binding obligation of Holding enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

            (d) Required Filings and Approvals. Other than as provided for in the Merger Agreement and the disclosure schedules thereto, the execution and delivery of this Agreement by Holding, and the consummation of the transactions contemplated hereby by Holding, do not require a consent, approval or authorization of, or filing, registration or qualification with, any governmental authority on the part of Holding, other than the filings, registrations or qualifications (i) that may be required under Regulation D under the Securities Act, (ii) that may be required under the state securities laws or "blue sky" laws of any state of the United States of America that may be required to be made or obtained, all of which Holding will comply with prior to the date of the Closing, or (iii) the failure of which to make or obtain, in the aggregate, would not reasonably be expected to have an Acquiror Entity Material Adverse Effect.

            (e) No Conflicts. Other than as provided for in the Merger Agreement and the disclosure schedules thereto, none of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, by Holding will conflict with the certificate of incorporation or the by-laws of Holding or result in any breach of, or constitute a default under any contract, agreement or instrument to which Holding is a party or by which it or any of its respective assets is bound.

            (f) Post-Closing Capitalization. Assuming the consummation of the transactions contemplated hereby, by the Merger Agreement and by each other similar Exchange Agreement entered or to be entered into between Holding and any other stockholder, director, officer or employee of the Company (the "Other Exchange Agreements") and assuming, further, Holding's total equity account is $101.5 million (i.e., the sum of (A) Kelso's funded equity, (B) the aggregate value of the Exchange Shares and (C) the aggregate spread value of the Exchange Options (as defined in the Other Exchange Agreements)), immediately following the consummation of the transactions contemplated hereby, by the Merger Agreement and by the Other Exchange Agreements, (1) the authorized capital stock of Holding will consist solely of 13,115,576 shares of Holding Common Stock, 9,303,827 of which will have been issued at a per share price of $10.00 and will be outstanding and (2) no options, rights, instruments or securities exercisable for (or exchangeable or convertible into) any shares of Holding Common Stock will be outstanding (other than options to acquire up to an aggregate of 1,625,820 shares of Holding Common Stock held by directors, officers and employees of the Company). All outstanding shares of Holding Common Stock shall have been issued for the same per share purchase price.

            (g) Holding Fees. Other than as permitted by the Stockholders Agreement, the aggregate fees (but not including any expense reimbursements) payable to Kelso and its affiliates (1) in connection with the consummation of the transactions contemplated by this Agreement, the Merger Agreement and the other agreements contemplated hereby and thereby and (2) in connection with any agreements (including financial advisory agreements) to be entered into between the Company and Kelso and its affiliates in connection with the Closing will not exceed the amounts set forth in Section 5.16 of the Merger Agreement.

         6. Conditions Precedent.

            (a) The obligations of the Stockholder to consummate the transactions contemplated hereby are subject to (1) the conditions set forth in Sections 6.1 and 6.2 of the Merger Agreement being satisfied or waived by the Company and (2) Holding having entered into the Stockholders Agreement and Registration Rights Agreement and having adopted the Option Plan and entered into the Option Agreement, in each case as referred to in Section 3.

            (b) The obligations of Holding to consummate the transactions contemplated hereby are subject to (i) the conditions set forth in
         Section 6.1 and Section 6.3 of the Merger Agreement being satisfied or waived by Holding and (ii) the Stockholder having entered into the Stockholders Agreement and the Registration Rights Agreement referred to in Section 3.

         7. Miscellaneous.

            (a) Binding Effect; Benefits. This Agreement shall be binding upon the successors, heirs, executors and administrators of the parties hereto. Nothing in this Agreement, express or implied, is intended or shall be construed to give any person other than the parties to this Agreement and their respective successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein, except as provided in
         Section 7(j) below. No party shall have liability for any breach of any representation or warranty contained herein, except for any knowing or intentional breach thereof.

            (b) Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the Stockholder and Holding.

            (c) Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the Stockholder without the prior written consent of Holding; it being understood that Holding may assign its rights hereunder to any affiliate of Holding, provided that the post-closing capitalization of such assignee shall be the same as the proposed post-closing capitalization of Holding.

            (d) Specific Performance. The parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the parties hereto agree that, in addition to any other remedies, each party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

            (e) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof).

            (f) Counterparts. This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

            (g) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

            (h) Waiver. Any party to this Agreement may waive any condition to their obligations contained herein.

            (i) Termination. This Agreement shall terminate on the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) an agreement of Holding and the Stockholder to terminate this Agreement. Termination shall not relieve any party from liability for any intentional breach of its obligations hereunder committed prior to such termination.

            (j) Third Party Beneficiary. The Company is a third party beneficiary of this Agreement with the right to enforce the provisions hereof.

         IN WITNESS WHEREOF, Holding and the Stockholder have executed this Agreement as of the date first above written.

                                         BCO Holding Company

                                         By:  /s/ James J. Connors II
                                              ----------------------------------
                                              Name:  James J. Connors II
                                              Title: Vice President





                                         /s/ Jean-Pierre Ergas
                                         ---------------------------------------
                                         Jean-Pierre Ergas

                                                                      Schedule A

                                Exchange Options

    Date of Grant of   Number of Exchange  Current Exercise Price of   Number of New   Exercise Price
     Exchange Option        Options             Exchange Options          Options      of New Options
        12/14/99             20,000                  $ 6.00                40,000          $3.000
        12/14/99             40,000                  $ 6.00                80,000          $3.000
        10/12/00             67,605                  $ 4.44               135,210          $2.220
        01/28/02            236,700                  $11.05               473,400          $5.525

                                                                      Schedule B

                          Summary of Materials Terms of
                 Stockholders and Registration Rights Agreements
                 -----------------------------------------------



Parties Kelso Investment Associates VI, L.P. and KEP VI, LLC (collectively, "Kelso") and WH, MH, J-PE and other managers who exchange options pursuant to an Exchange Agreement with the Company.

Tag-Along and                 The non-Kelso stockholders will have pro rata
Drag-Along Rights             tag-along rights on sales of shares of Kelso to a
                              third party which, together with all other shares previously sold by Kelso, represent more than 15% of the shares held by Kelso on the closing date.

                              If Kelso proposes to sell shares to a third party for cash, and such shares, together with all other shares previously sold by Kelso, represent more than 85% of the shares held by Kelso on the closing date, Kelso will have the right to drag along, on a pro rata basis, each of the non-Kelso stockholders. Kelso would have the right to receive non-cash consideration so long as the per share consideration received by Kelso is no greater than the per share cash consideration received by the non-Kelso stockholders.

                              The tag-along and drag-along rights would expire on a Company IPO.

Registration Rights           Kelso would have unlimited demand rights. After
                              the first year anniversary of an IPO, WH/MH would jointly have two demand rights. Both Kelso's and WH/MH's demand rights would be subject to customary suspension provisions.

                              If Kelso exercises its demand rights, the non-Kelso stockholders will have piggyback rights, subject to a pro rata cutback (and no priority for Kelso) and the additional cutback for the management stockholders described below.

                              If WH/MH exercise their demand rights, Kelso and the other non-Kelso stockholders will have piggyback rights, subject to a pro rata cutback (and no priority for

                              WH/MH) and the additional cutback for management stockholders described below. If WH/MH are cut back by more than 65% in any given offering, then that offering would not constitute one of their demand rights.

                              If the Company files a registration statement for an IPO, Kelso and the non-Kelso stockholders will have pro rata rights to sell their shares in the IPO, subject only to right of the Company to sell shares first.

                              Stockholders who are also management employees may be subject to an additional cutback if the IPO's underwriter determines in good faith that the participation of such management stockholders would adversely affect the marketability or offering price of the other securities to be sold.

                              All parties to the Registration Rights Agreement will agree to a lockup following the IPO of up to 180 days, depending on the managing underwriter's requirements.

Pre-emptive Rights            WH/MH and the other non-Kelso stockholders
                              (but only if such non-Kelso stockholder is an employee of the Company at that time) would have pre-emptive rights on issuances of securities by the Company, subject to customary agreed upon exemptions.

Transfer Restrictions         All non-Kelso stockholders except WH/MH would be
                              restricted from transferring their shares until an IPO or Kelso's exit, subject to customary estate planning exceptions.

                              WH/MH would be permitted to sell to a third party who agrees to be bound by the Stockholders Agreement, subject to Kelso's consent, such consent not to be unreasonably withheld.

                              The Company will have the right to purchase the shares of any non-Kelso stockholder whose shares become subject to foreclosure, bankruptcy, etc. prior to a Company IPO, at the lesser of: (a) fair market value and (b) the amount of the liability giving rise to such involuntary transfer plus any excess of the carrying value of the transferred shares over such liability.

Puts and Calls                The options (and the underlying shares) acquired
                              pursuant to an Exchange Agreement would be subject to puts and calls upon termination of employment, the specifics of which will be discussed by the parties.

Board Seats                   WH would have one board seat unless the board has
                              11 or more directors in which case WH would have an additional board seat. WH/MH would have the right to designate a member of their family to serve on the board in WH's place. The family may designate non-family member(s) to represent them on the board, the identity of whom would be subject to Kelso's consent, such consent not to be unreasonably withheld. Any such non-family board member would receive the same director's fee being paid to other outside directors. The board seat would not be transferable outside of the WH/MH family, subject to the right of designation described above. J-PE would have one board seat, so long as he is CEO. Kelso would have the right to designate the remaining directors which would constitute a majority of the board of directors.

Veto Right                    WH would have a veto on affiliate transactions,
                              except for (1) Kelso fees as described below and
                              (2) payments pursuant to the financial advisory agreement described below. This veto right would only be exercisable by WH, or in the event that WH is no longer a director, a family member, if any, who is serving on the board. If there are no family members on the board, then affiliate transactions would be reviewed by the disinterested board.

Kelso Fees                    Kelso will receive an up front fee of $4,950,000
                              and annual fee of $495,000 pursuant to a financial advisory agreement between Kelso and the Company.
                              Kelso will also receive a customary exit fee, consistent with their past practices that will be negotiated with the Company at that time. WH would participate pro rata in the exit fee based on stock ownership at the time of exit, but capped at 15% for WH.


WH's Rights                   WH to receive an annual director's fee of
                              $100,000. The fee would be payable to WH or a designated family member serving on the board. WH to continue benefits under SERP ($157,500 per year with acceleration as a result of the transaction so that payments would commence beginning the month in which the closing occurs).

Employment                    Agreements Existing employment agreements, except
                              as otherwise mutually agreed upon.

Minority Shareholder Protections No charter amendments that would disproportionately affect roll-over shareholders. Others, if any, to be discussed.

Management Offering           Proposed $2 mm equity offering to managers
                              pursuant to Rule 701 post-closing.

                                                                      Schedule C





                          Summary of Material Terms of
                              Equity Incentive Plan
                          -----------------------------

Participants               Officers and key employees of the Can Holding
                           Company, and its subsidiaries (the "Company"), as selected by Jean-Pierre Ergas, subject to the reasonable approval of the Compensation Committee of the Board of Directors. It is expected that the Committee shall be comprised of two Kelso directors and Jean-Pierre Ergas.


Shares The common stock of the Company, par value $.01 per share (i.e., voting common stock).



Type of Option             It is anticipated that all options will be
Grant                      non-qualifed stock options.


Option Price; Payment      The Committee shall have the ability to determine the
                           per share exercise price of the options, provided that such price cannot be less than the fair market value of the common stock on the grant date. Options granted in connection with the closing of the merger will be granted with an exercise price equal to the equivalent of the per share merger consideration. The
                           Plan provides for payment by cash (or equivalents) or, following an IPO by "stock swap" (i.e., paying the exercise price with shares - - already owned for 6 months or more).


Exercise; Expiration       The Committee shall have the ability to set the
                           exercise terms at the time of granting the options, provided that no options will be exercisable after the 10th anniversary of the grant date. The Plan requires, as a condition to exercise, that optionholders execute the Management Stockholders
                           Agreement and the Registration Rights Agreement.



Treatment of Options Upon In the event employment is terminated for cause,1 all Termination of Employment options held by the employee, whether or not then exercisable, will terminate and be canceled


----------------------------------------
1 To be mutually agreed upon the parties following the closing of the merger.

                           immediately. In all other cases, the employee may exercise any options that are or become exercisable at the time of the termination of his or her employment within a period of time following such termination (one year in case of termination by reason of death, disability or retirement; 60 days in all other cases), but in any case prior to the normal expiration date of the options, and all unvested options will be cancelled.


Service Options            Options Service Options become exercisable in up to
                           three equal annual installments, commencing on the first anniversary of the grant date.


Performance Options        Performance Options become exercisable in five equal
                           annual installments only if the Company achieves the EBITDA objectives established by the Committee (in consultation with the Company) for such fiscal year or the cumulative EBITDA objective for the period ending with the end of the subsequent fiscal year.
                           Notwithstanding the foregoing, Annex A lists the EBITDA objectives for the Company's 2003-07 fiscal years. The Plan provides for a "catch up" opportunity in the event the EBITDA objectives for a year are not achieved.


Exit Options               Exit Options are exercisable only if (i) Kelso
                           Investment - Associates VI, L.P. and KEP VI, LLC
                           (together, the "Kelso Entities") sell all or substantially all of their Company common stock or the Company sells all or substantially all of its assets to a non-affiliated third party (an "Exit
                           Event"), (ii) at least a minimum aggregate share value with respect to the shares of Company common stock held by the Kelso Entities (the "Kelso Stock") of two times the equivalent of the per share merger consideration (the "Floor Value") is achieved by the Kelso Entities in the Exit Event taking into account all options (the "Exit Value") and (iii) the Kelso
                           Entities shall have achieved at least a 15% internal rate of return, compounded annually, on their investment in the Kelso Stock. Where the Exit Value is greater than the Floor Value, but less than four times the equivalent of the per share merger consideration, Exit Options become exercisable ratably. All Exit Options are exercisable if the Exit
                           Value is at least four times the equivalent of the per share merger consideration. Exit Options that have not vested upon the first occurrence of an event described in clause (i) of this paragraph will be cancelled.

Percentage of              Assuming the Company's total equity account is $101.5
Fully-Diluted Shares       million Different Types of Options (i.e., the sum of
Available for Different    (a) Kelso's funded equity, (b) the aggregate value of
Types of Options           the Exchange Shares and (c) the aggregate spread
                           value of Exchange Options (as each such term is defined in the Exchange Agreements to which this term sheet is attached)) as of the closing of the merger, 2,185,929 shares of common stock of the Company will be available for option grants under the Plan, representing approximately 20% of the outstanding shares of common stock of the Company at closing, including, for this purpose, the aggregate number of shares reserved for issuance in connection with the New Options (as defined in the Exchange Agreements to which this term sheet is attached) (the "Option
                           Pool").




                           40% of the Option Pool will be Service Options, 10% of the Option Pool will be Performance Options and 50% of the Option Pool will be Exit Options. In connection with the closing of the merger, 40% of the Option Pool shall be granted to Jean-Pierre Ergas, 20% of the Option Pool shall be granted to Kenneth M. Rossler, and the remaining 40% of the Option Pool shall be granted in accordance with the terms of the Plan to employees selected by Jean-Pierre Ergas, subject to the reasonable approval of the Committee.

                           Any shares subject to an option that expires, or is canceled, terminated or forfeited without the issuance of shares shall again be available for grant.

Transferability            Options are not transferable other than by will or by
                           the laws of descent and distribution, or, if allowed by the Committee, in connection with certain pledges and estate-planning transfers.


Change in Control          In the event of a sale of more than 50% of the
                           Company's common stock or assets to any person or group that is unaffiliated with Kelso (a "Change in Control"), unless the Committee determines that the Options will be honored, assumed or substituted, each

                           Service Option, whether or not then exercisable, and each Performance Option and Exit Option that vests in accordance with its terms on or before the date of such Change in Control will be canceled for a payment by the Company to the Option holder of the price per share paid for the Company's common stock in the Change of Control transaction less the exercise price for the Option. If in connection with the Change of Control all of the Exit Options have vested in accordance with their terms (after giving to effect all options vesting in connection with the transaction), all of the Performance Options that would otherwise have covered the period following the Change of Control shall vest.



Requirements of Law        The purchase of shares and the grant (and terms) of
                           options shall be subject to all applicable securities laws (including U.S. and non-U.S. laws and state
                           "blue-sky" laws).


Adjustments in             The plan provides for the Committee to make
Capitalization             proportionate adjustments to the number of shares
                           subject to the plan, and outstanding options for any stock dividend, stock split, recapitalization, reorganization, merger or consolidation or other similar event.


Cap on Benefits            The plan provides that, notwithstanding anything
                           herein to the contrary, to the extent that any of the payments and benefits provided for under the Plan or under any other agreement or arrangement between the Company and a Participant (collectively, the "Payments") would constitute a "parachute payment" within the meaning of Section 280G of the Code, the amount of such Payments shall be reduced to the amount that would result in no portion of the Payments being subject to the excise tax imposed pursuant to Section 4999 of the Code. If Payments that would otherwise be limited as a result of the foregoing would not be limited if the shareholder approval requirements of Section 280G(b)(5) of the Code are capable of being satisfied, the Company shall use its reasonable best efforts to cause such payments to be submitted for such approval prior to a Change in Control.2

Administration             The Plan (including the determination
                           of terms and conditions of options) will generally be administered by the Committee.




-------------------------------
2 This provision is intended to address the IRS's view on how it's recently proposed regulations under Section 280G will operate. Kelso's intent is to take such steps (i.e., shareholder approval prior to a Change of Control) to avoid the imposition of the cap.

                                                                        Annex A
                                EBITDA Objectives

                  Fiscal Year                     EBITDA Objective
            ------------------------------------------------------------------
                      2003                           $64.0 million
            ------------------------------------------------------------------
                      2004                           $68.0 million
            ------------------------------------------------------------------
                      2005                           $72.0 million
            ------------------------------------------------------------------
                      2006                           $76.0 million
            ------------------------------------------------------------------
                      2007                           $80.0 million
            ------------------------------------------------------------------
              Cumulative Total                       $360.0 million




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